                                                                  Exhibit 19.1

                 Mueller's First Quarter Earnings Per Share
                More Than Doubles Over Same Quarter Last Year

To Our Stockholders, Customers, and Employees

     The first quarter of 2006 was Mueller's best first quarter ever. Net income was $33.4 million, or 90 cents per diluted share, compared with $15.2 million, or 41 cents per diluted share, for the same quarter last year.

     Sales for the first quarter of 2006 were $551.0 million, a 37 percent increase over sales of $401.7 million for the first quarter of 2005. The sales increase was largely due to the increased cost of copper, our principal raw material, which is reflected in the price of our finished products. The Comex average price of copper was $2.25 per pound in the first quarter of 2006 versus $1.47 per pound in the first quarter of 2005.

     Margins in our core product lines remained on a good track, which continued the positive trend reflected in the fourth quarter of last year.
We also benefited from our operations in Europe and Asia, which performed well.

     We ended the first quarter with $83.2 million in cash on hand, despite additional funding of accounts receivables and inventories caused by continued rising raw material costs.

     The residential construction sector will likely slow in 2006; however, the number of housing starts will remain at the high end of historical levels. On the other hand, commercial construction activity has picked up and it appears that it will continue to grow in 2006. If this scenario develops, Mueller is well-positioned, as our commercial business significantly contributes to our results.

     Our Annual Stockholders' Meeting will be held at Mueller's headquarters in Memphis, Tennessee on May 4, 2006. We hope you can attend, but if you cannot, we urge you to sign and return your proxy card.

Very Truly Yours,

   /s/Harvey L. Karp                      /s/William D. O'Hagan
   Harvey L. Karp                         William D. O'Hagan
   Chairman of the Board                  President and Chief Executive Officer

April 25, 2006

Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company's SEC filings.

                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share data)
                                               For the Quarter Ended
                                         April 1, 2006           April 2, 2005
                                                     (Unaudited)
Net sales                                $   551,039             $   401,663

Cost of goods sold                           457,069                 334,024
Depreciation and amortization                 10,195                  10,078
Selling, general, and
   administrative expense                     34,959                  30,355
                                          ----------              ----------

Operating income                              48,816                  27,206
Interest expense                              (4,862)                 (5,184)
Other income, net                              2,013                     794
                                          ----------              ----------
Income before taxes                           45,967                  22,816
Income tax expense                           (12,602)                 (7,608)
                                          ----------              ----------

Net income                               $    33,365             $    15,208
                                          ==========              ==========

Basic earnings per share:
   Weighted average shares
     outstanding                              36,691                  36,505
                                          ==========              ==========

Basic earnings per share                 $      0.91             $      0.42
                                          ==========              ==========

Diluted earnings per share:
   Weighted average shares
     outstanding plus assumed
     conversions                              37,081                  37,151
                                          ==========              ==========

Diluted earnings per share               $      0.90             $      0.41
                                          ==========              ==========

Dividends per share                      $      0.10             $      0.10
                                          ==========              ==========

                    CONDENSED CONSOLIDATED BALANCE SHEETS
                               (In thousands)
                                         April 1, 2006       December 31, 2005
                                                     (Unaudited)
Assets

Cash and cash equivalents                $    83,222             $   129,685
Accounts receivable, net                     302,944                 248,395
Inventories                                  211,708                 196,987
Other current assets                          40,835                  36,919
                                          ----------              ----------

     Total current assets                    638,709                 611,986

Property, plant, and equipment, net          313,974                 307,046
Other assets                                 190,619                 185,606
                                          ----------              ----------
                                         $ 1,143,302             $ 1,104,638
                                          ==========              ==========

Liabilities and Stockholders' Equity

Current portion of long-term debt        $    16,978             $     4,120
Accounts payable                             114,510                 124,216
Other current liabilities                    117,299                 123,056
                                          ----------              ----------

     Total current liabilities               248,787                 251,392

Long-term debt                               310,287                 312,070
Pension and postretirement liabilities        35,026                  35,236
Environmental reserves                         9,063                   9,073
Deferred income taxes                         59,916                  63,944
Other noncurrent liabilities                   3,011                   3,078
                                          ----------              ----------

     Total liabilities                       666,090                 674,793

Minority interest in subsidiaries             19,564                   6,937

Stockholders' equity                         457,648                 422,908
                                          ----------              ----------

                                         $ 1,143,302             $ 1,104,638
                                          ==========              ==========








                                     -3-